Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499 Home Office: 440 Mamaroneck Avenue Harrison, NY 10528

July 11, 2025

[VIA EDGAR]

Ms. Lisa Larkin, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Financial Life Insurance Company (Registrant)

Transamerica Structured Index Advantage® Annuity NY

Form 485APOS Post-effective amendment (File No. 333-281598)

Ms. Larkin:

This letter responds to Commission staff comments that you provided via telephone on June 26, 2025, with respect to the above-referenced filing for the Transamerica Structured Index Advantage® Annuity NY. For your convenience, we have restated those comments below followed with our responses. We have separately provided draft revised courtesy copies reflecting revisions to the Supplement to the Prospectus and Supplement to the Statement of Additional Information in response to the staff’s comments.

I. Supplement to the Prospectus

Comment 1: Page 8, first paragraph under Guaranteed Minimum Death Benefit (GMDB) Rider, sentence beginning with “The GMDB rider is not otherwise…”– Please revise for clarity, sentence appears incomplete.

Response: The disclosure has been updated; a courtesy copy of the Supplement to the Prospectus is attached for reference.

Comment 2: Page 9, sentence beginning with “We have included a detailed explanation of this adjustment…”– Please confirm Appendix lettering.

Response: The disclosure has been updated; please refer to the attached Supplement to the Prospectus.

II. Supplement to the Statement of Additional Information

Comment 1: Page 1, third sentence under I. Additional Information About Interim Value Adjustments, sentence beginning with “On page 7, the following definition is added to the end of the subsection “Derivative Descriptions”. – Please consider including a definition for “At-the-money binary call.”

Response: The disclosure has been updated; please see the attached Supplement to the SAI.

If you have any questions regarding these responses, please contact Brian Stallworth at (720) 488-7884 or

brian.stallworth@transamerica.com. We appreciate your time and attention to this filing.

Sincerely,

/s/Brian Stallworth

Brian Stallworth

Assistant General Counsel

Transamerica Financial Life Insurance Company